Filed by ReShape Lifesciences Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

[The following is the transcript of the earnings conference call of ReShape Lifesciences Inc. held on August 15, 2024.]

Operator

Good day and thank you for standing by, and welcome to the ReShape Lifesciences second-quarter 2024 earnings call. I would now like to hand the conference over to your speaker today, Michael Miller, Rx Communications. Please go ahead.

Michael Miller Rx Communications Group - Investor Relations

Good afternoon, and thank you for joining the second-quarter 2024 ReShape Lifesciences earnings call. I’m pleased to be joined today by Paul Hickey, President and Chief Executive Officer; and Tom Stankovich, Chief Financial Officer. Management will also be joined by Krishna Gupta, a current Director of Vyome Therapeutics, who will be appointed Chairman of the combined company upon the completion of the previously announced merger agreement between the two companies.

As we do each quarter, Paul will provide an overview and update on the company’s activities, and Tom will review the financial results for the period, after which, Paul will introduce Krishna for his remarks. As a reminder, this conference call as well as ReShape Lifesciences’ SEC filings and website, including Investor Information section of the website contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Actual results could differ materially from those discussed due to known and unknown risks, uncertainties and other factors. These and additional risks and uncertainties are described more fully in the company’s filings with the Securities and Exchange Commission, including those factors identified as Risk Factors in the company’s most recent annual report on Form 10-K. As an additional reminder, ReShape stock is listed on Nasdaq, trading under the ticker symbol RSLS.

I’ll now turn the call over to Paul Hickey, President and CEO of ReShape Lifesciences. Paul?

Paul Hickey ReShape Lifesciences Inc - President, Chief Executive Officer, Director

Thank you, Mike, and thanks to all of you for joining us this afternoon for our earnings call for the second quarter of 2024. As Mike noted, after I provide an overview and update on ReShape’s activities and Tom reviews the financial performance, Krishna Gupta will take a few moments to share some background and outline the strategy and vision of the newco to be called Vyome Holdings, following the closing of our announced merger agreement.

Let’s begin with an overview of our activities during the second quarter and subsequent period. We’ve remained laser-focused on stabilizing revenues and maintaining our disciplined approach to continually leveraging resources in order to execute on our 2024 cost reduction plan, which has led to approximately 45% lower operating expenses for the first half of the year compared to last year.

As a result, we have stabilized our gross profit margin even with lower sales resulting from the widespread adoption of GLP-1s. Tom will detail these cost reductions later in this call. In addition to these reductions, we continue to fine tune our lead-generation activities and invest in our growth drivers, including the commercial launch of our physician-led redesigned Lap-Band 2.0 FLEX. We are currently in the last phase of our limited market release and gathering data and metrics that will be used to support an anticipated widespread commercial launch.

Most notably, in July, we coordinated both the merger agreement with Vyome Therapeutics and the concurrent asset purchase agreement with Biorad as well as successfully negotiated with our Series C shareholders to substantially lower their liquidation preference. All things considered, we feel we are successfully maximizing stockholder value and earnings potential. I will detail the transaction a little bit later in this call.

Before I do that, I’d like to touch on the obesity market. Obesity is a complex, lifelong disease that requires individualized treatment strategies to achieve sustainable weight loss. The GLP-1 receptor agonists have provided considerable advantages for individuals with type 2 diabetes and has also benefited individuals dealing with obesity. However, real-world, long-term tolerability for GLP-1s is low. And based on this evidence, we believe that the market opportunity for the Lap-Band will increase over time, especially with the newly launched next-generation Lap-Band 2.0 FLEX.

As most of you are aware, the stigma around obesity and medical intervention has been normalized by the adoption of GLP-1 receptor agonist usage. And we continue to believe that the number of people seeking the help of medical professionals, especially bariatric surgeons over time will increase. In the interim, our cost reductions have allowed us to focus on and optimize the commercialization of our Lap-Band 2.0 FLEX, which was created to improve the patient experience while continuing to market our current Lap-Band.

The limited market release of the Lap-Band 2.0 FLEX is nearing completion and is going exceptionally well, and initial surgeon feedback has been very positive. Added to this, our patient friendly website is receiving meaningful traffic, while our co-op marketing program has proven effective and scalable with key Lap-Band centers. As it relates to the recent merger agreement, as most of you know, beginning in December of last year, we conducted a high-priority search for synergistic merger and acquisition opportunities having engaged Maxim Group LLC on an exclusive basis to assist in this process. To that end, following an extensive evaluation of multiple strategic options and engaging discussions with a number of other potential merger and acquisition candidates, our Board of Directors unanimously recommended the merger with Vyome along with the concurrent asset sale to Biorad. We believe this presents a significant opportunity for our shareholders to capitalize on the potential of the newly formed entity post-merger.

As previously reported, Biorad has an exclusive license for our Obalon Gastric Balloon System. We believe they are the most synergistic partner to sell our assets to, including our Lap-Band system, Obalon Gastric Balloon System, and the Diabetes Bloc-Stim Neuromodulation system. This asset purchase agreement for $5.16 million in cash will allow us to pay down the costs associated with the Vyome transaction. Notably, our disciplined cost reduction plan facilitated the value we are able to bring to our shareholders.

Additionally, I would like to express our gratitude to our Series C preferred stockholders for their willingness to substantially lower their liquidation preference, thereby enabling our common stockholders to recognize the potential value of the merger. Krishna will detail more information on the Vyome transaction later on this call. I’m very excited about the shareholder value and growth potential resulting from these transactions.

I’d now like to turn the call over to Tom Stankovich to provide a recap of our financial performance. Tom?

Thomas Stankovich ReShape Lifesciences Inc - Chief Financial Officer

Thanks, Paul. And once again, thank you all for joining our webcast this afternoon. As Paul mentioned earlier, in response to the short-term impact and adoption of GLP-1s, we have reorganized the company and maintained our disciplined approach on executing our cost reduction plan for 2024.

With various cost reductions, we have achieved a 45% reduction in overall operating costs for the first six months of 2024 compared to the same period last year. All expense line items within our operating expenses are lower than the comparable period in the prior year. Additionally, we have stabilized and increased our gross profit margins even with the lower sales due to the adoption of GLP-1s.

A full discussion of our financials is available in our press release and 10-Q. I will just take a few moments to review key financial metrics for the second quarter and six months ended June 30, 2024.

Our revenue totaled $2 million for the three months ended June 30, 2024, which represents a reduction of $300,000 compared to the same period in 2023. Revenue totaled $3.9 million for the six months ended June 30, 2024, and represents a reduction of $600,000 compared to the same period in 2023. The reason is due to a decrease in sales volume, which is primarily due to GLP-1 pharmaceuticals.

Gross profit for the three months ended June 30, 2024 was $1.1 million and was slightly below $1.2 million for the same period in 2023. The gross profit as a percentage of total revenue for the three months ended June 30, 2024 increased to 58% compared to 53% for the same period in 2023. Gross profit for the six months ended June 30, 2024 and 2023 was $2.3 million and $2.4 million, respectively.

Gross profit as a percentage of total revenue for the six months ended June 30, 2024 increased to 59% compared to 53% for the same period in 2023. The increase in gross margin, gross profit percentage is due to the reduction in overhead related costs, primarily payroll as the company had a reduction in employees late in 2023.

Sales and marketing expenses for the three months ended June 30, 2024 decreased by $1.5 million to $700,000 compared to $2.2 million for the same period in 2023. Sales and marketing expenses for the six months ended June 30, 2024 decreased by $2.7 million or $1.7 million compared to $4.4 million for the same period in 2023.

The decreases in the three- and six-month periods ended were primarily attributable to a decrease in advertising and marketing spending, including consulting and professional marketing services as the company reevaluated its marketing approach and has moved to a targeted digital marketing campaign, resulting in a reduction of costs. Additionally, there were reductions in sales personnel and related reductions in payroll-related expenditures, including commissions and travel.

General and administrative expenses for the three months ended June 30, 2024 decreased by $300,000 to approximately $2.1 million compared to $2.4 million for the same period in 2023. General and administrative expenses for the six months ended June 30, 2024 decreased by $2.7 million to approximately $4 million compared to $6.7 million in the same period in 2023. The decrease for both three and six months of 2024 is due to a reduction in payroll-related expenditures, a decline in staffing levels and a reduction in rent expense as the company moved its headquarters at the end of the second quarter of 2023 to a smaller facility to reduce costs and professional fees.

Research and development expenses for the three months ended June 30, 2024 decreased by $200,000 to $400,000 compared to $600,000 for the same period in the prior year. Research and development expenses for the six months ended June 30, 2024 decreased by $200,000 to $900,000 compared to approximately $1 million for the same period in the prior year. The primary reason for the decrease is due to a reduction in consulting and clinical trials as the company has paused clinical trial work to preserve cash.

Non-GAAP adjusted EBITDA loss was $1.9 million for the three months ended June 30, 2024 compared to a loss of $3.7 million in the same period last year. For the six months ended June 30, 2024, the adjusted EBITDA loss was $4.1 million as compared to $9.1 million in the same period last year. Both reductions are primarily due to our continued efforts to reduce overall costs. We ended the quarter with net working capital of approximately $2.9 million, primarily due to cash and cash equivalents, including restricted cash totaling $1.2 million, and we remain debt free on our balance sheet.

With that, I will now turn the call back over to Paul.

Paul Hickey ReShape Lifesciences Inc - President, Chief Executive Officer, Director

Thanks, Tom. At this time, I’m excited to have the opportunity to introduce Krishna Gupta, who will be the Chairman of the combined company post-merger, to outline Vyome strategy and vision for the future. Krishna?

Krishna Gupta Vyome Therapeutics Inc - Director

Thanks, Paul, and I’m really excited to be here to speak with the shareholders of this great company. I appreciate the opportunity to talk about the exciting work we’re doing in Vyome Therapeutics. We’re a clinical-stage company focused on treating immuno-inflammatory diseases of unmet needs with next-generation solutions.

Upon closing of this merger agreement, we will rename the company Vyome Holdings, Inc. to reflect our approach to building multiple accretive assets under the Vyome umbrella. The former ReShape stock will continue to be listed on the Nasdaq market under the new ticker symbol HIND, an ancient name for India, which is an integral part of Vyome’s identity and competitive advantage.

The Vyome team is a great balance of scientific prowess, big-picture vision, execution, experience and capital markets agility. I want to call attention to our scientific founder, Shiladitya Sengupta, a top student at India’s best Medical School and (inaudible) of Cambridge and MIT. He’s been a researcher at MIT and Harvard for years and has been a friend of mine for over a decade.

We’re a clinical stage company, laser-focused on identifying unmet medical needs and addressing them with novel approaches and smart clinical trial designs. We’ve very thoughtfully been building in the immuno-inflammation sector, which is a hot and expanding area. And we have a very promising pipeline developed over the past few years with potential, near-term catalysts treating rare and unmet diseases.

If we zoom out, our current assets reflect some of our key competitive advantages. We’re accessing world-class talent and world-class research at much lower cost, thanks to our proprietary connections to India, all in order to solve tangible, real-world problems with large US market opportunities. This is an extremely timely generational opportunity. India is the biggest growth story in the world, especially as China’s growth declined.

We all know about the success of the Indian IT sector and the numerous successful Indian software founders and executives both in the US and India. This theme is becoming increasingly tangible with healthcare as well. I’m very bullish on our ability to bring in additional opportunities, partnerships, and acquisitions under the Vyome Holdings umbrella, deals that enable our future shareholders to access the special and growing innovation connection between the US and India.

From the onset, Vyome will be well positioned for success in the public markets, having proactively insured, have no debt, a clean capital structure and a very aligned board. As part of the execution of the merger agreement, we have commitments for additional capital, anchored in part by Dr. Ranjan Pai, Chairman of the Manipal Education and Medical Group and investors affiliated with Remus Capital and Iron Pillar.

Certain of Vyome’s current stockholders have committed to a minimum $7.3 million private placement in the combined company and its subsidiaries, which may be upsized through additional investments to close concurrently with the merger. Based on our anticipated cash flow projections, we should have adequate liquidity on hand to self-fund into the second half of ’25. We plan to deploy the capital raised through the private placement to unlock significant value in our pipeline of immuno-inflammatory assets.

Let me reiterate, we strongly believe that India is the world’s greatest growth story, and we also believe that immuno-inflammation offers a significant opportunities for value creation. As such, we are excited about using our new public platform to strengthen our existing assets and unlock key value milestones from our pipeline, leveraging the world-class Indian innovation corridor and the US market.

We are confident in our ability to potentially build significant value with our pipeline of novel, local agent drugs for significant unmet needs, supported by a robust patent portfolio, effective drug development strategies, a balance sheet with no debt, and prudent capital deployment, all with a focus on accreting value for shareholders.

So in closing, we feel like we are very aligned with ReShape’s shareholder expectations for a disciplined and focused business model executed flawlessly to help ensure we maximize shareholder value. Thank you in advance for your support and vote for this merger agreement. I’m excited to call all of you our shareholders. We look forward to providing you with updates on Vyome Holdings in the future, and I want to wish India a happy Independence Day.

With that, I would like to turn the call back to Paul.

Paul Hickey ReShape Lifesciences Inc - President, Chief Executive Officer, Director

Thanks, Krishna. We are generally enthusiastic about the benefits we are poised to deliver to our shareholders as a result of the merger and asset purchase agreement, which will be described in more detail in an S-4 registration statement. That will include the proxy statement related to the merger and asset purchase agreement, followed by a holding of a shareholder meeting for the approval of the transactions.

I’d also like to reiterate that our Board of Directors unanimously recommended the merger with Vyome along with the concurrent asset sale to Biorad. I’d like to express my gratitude again to Krishna for joining the call today to discuss the exciting prospects for Vyome Therapeutics. And as always, I want to thank our employees, Board members, customers, consultant advisors, suppliers, existing and new shareholders for your continued support of ReShape. Thank you all.

Operator

Thank you for your participation in today’s conference. That does conclude the program. You may now disconnect. Everyone, have a great day.

Additional Information

In connection with the proposed Merger and Asset Sale, ReShape plans to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed Merger and Asset Sale. Before making a voting decision, ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by ReShape with the SEC in connection with the proposed Merger and Asset Sale or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about ReShape, Vyome and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by ReShape with the SEC at the SEC’s website at www.sec.gov, at ReShape’s website at www.reshapelifesciences.com, or by sending a written request to ReShape at 18 Technology Drive, Suite 110, Irvine, California 92618, Attention: Corporate Secretary.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities of ReShape and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed Merger and Asset Sale. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of ReShape’s stockholders in connection with the proposed Merger and Asset Sale will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by ReShape and Vyome. Security holders may obtain information regarding the names, affiliations and interests of ReShape’s directors and officers in ReShape’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024. To the extent the holdings of ReShape securities by ReShape’s directors and executive officers have changed since the amounts set forth in ReShape’s proxy statement for its most recent annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed Merger and Asset Sale will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed Merger and Asset Sale, at ReShape’s website at www.reshapelifesciences.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Merger and Asset Sale and the ability to consummate the Merger and Asset Sale. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and ReShape undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) ReShape may be unable to obtain stockholder approval as required for the proposed Merger and Asset Sale; (2) conditions to the closing of the Merger or Asset Sale may not be satisfied; (3) the Merger and Asset Sale may involve unexpected costs, liabilities or delays; (4) ReShape’s business may suffer as a result of uncertainty surrounding the Merger and Asset Sale; (5) the outcome of any legal proceedings related to the Merger or Asset Sale; (6) ReShape may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Asset Purchase Agreement; (8) the effect of the announcement of the Merger and Asset Purchase Agreement on the ability of ReShape to retain key personnel and maintain relationships with customers, suppliers and others with whom ReShape does business, or on ReShape’s operating results and business generally; and (9) other risks to consummation of the Merger and Asset Sale, including the risk that the Merger and Asset Sale will not be consummated within the expected time period or at all. Additional factors that may affect the future results of ReShape are set forth in its filings with the SEC, including ReShape’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in ReShape’s most recent Annual Report on Form 10-K are not exclusive and further information concerning ReShape and its business, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that ReShape files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, ReShape assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.